   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON

                                                      REGISTRATION NO. 333-65747
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 AMENDMENT NO. 2
                                    FORM F-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                   ILOG S.A.
             (Exact name of Registrant as specified in its charter)

            FRANCE                           7372                NOT APPLICABLE
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                                   ILOG S.A.
                       9, RUE DE VERDUN, 94253 GENTILLY,
                                     FRANCE
                             (011 33) 1 49 08 35 00
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               MR. STUART BAGSHAW
                                 C/O ILOG, INC.
                              1901 LANDINGS AVENUE
                            MOUNTAIN VIEW, CA 94043
                                 (650) 390-9000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                COPIES OF ALL COMMUNICATIONS SHOULD BE SENT TO:

                            FRANCIS S. CURRIE, ESQ.
                            ANTON COMMISSARIS, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS

                 SUBJECT TO COMPLETION, DATED DECEMBER 30, 1998

                                 26,779 SHARES

                                   ILOG S.A.

                   IN THE FORM OF AMERICAN DEPOSITORY SHARES

                               ------------------


    The American Depository Shares ("ADSs") offered in this prospectus will be sold from time to time at then prevailing market prices, at prices relating to prevailing market prices or at negotiated prices. On December 29, 1998, the closing price of our ADSs on the Nasdaq NMS was $12.625.



    The ADSs are quoted on the National Association of Securities Dealers' Automated Quotation System ("Nasdaq") National Market System ("NMS") under the symbol "ILOGY."



    All of the shares offered in this prospectus in the form of ADSs are being sold by certain of our shareholders. ILOG will not receive any proceeds from the offering. Such ADSs are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended.



    See "Risk Factors" beginning on page 6 for information that you should consider before purchasing ILOG shares.






--------------------------------------------------------------------------------
    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------



                The date of this Prospectus is December 30, 1998

                             TABLE OF CONTENTS
                                                                         Page
                                                                         ----
Incorporation of Certain Documents by reference . . . . . . . . . . . .    4

Prospectus Summary. . . . . . . . . . . . . . . . . . . . . . . . . . .    5

Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

Enforceability of Civil Liabilities . . . . . . . . . . . . . . . . . .   17

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18

Plan of Distribution. . . . . . . . . . . . . . . . . . . . . . . . . .   18

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19

Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19

    No person is authorized to give any information or to make any representations, other than those contained in this prospectus, in connection with the offering described in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by ILOG, or the selling shareholders. This prospectus is not an offer to sell, or a solicitation of an offer to buy. No sale of the ADSs can be made by any person in any jurisdiction where it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this prospectus nor any sale made under this prospectus may imply that the information we have included will remain accurate after the filing.

                Incorporation of Certain Documents by Reference


    The following documents have been filed with the Commission and are incorporated herein by reference:

DOCUMENT                                                                   DATE FILED WITH SEC
-------------------------------------------------------------------------  -------------------
Registration Statement on Form F-1                                                 1-22-97
Registration Statement on Form F-6                                                 1-30-97
Registration Statement on Form 8-A                                                  2-3-97
Final Prospectus                                                                   2-14-97
Post-Effective Amendment No. 1 to Form F-1                                         2-19-97
Form S-8                                                                           3-25-97*
Form 6-K for quarter ended March 31, 1997                                           5-2-97
Form 20-F for year ended June 30, 1997                                             10-3-97*
Form 20-F/A (Amendment)                                                           10-27-97*
Form 6-K for quarter ended September 30, 1997                                     11-20-97*
Form 6-K for quarter ended December 30, 1997                                       2-17-97*
Form 6-K for quarter ended March 31, 1998                                          5-15-98*
Amended F-6                                                                        8-13-98
Form 20-F for year ended June 30, 1998                                             10-1-98*
Form 6-K for quarter ended September 30, 1998                                      11-9-98*

------------------------

* indicates filed via EDGAR and available on the Commission's web site.


    All documents filed by ILOG pursuant to Section 13 (a), 13 (c) or 15 (d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the ADSs shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.


    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    We will provide without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to our headquarters in France at 9, rue de Verdun, 94253 Gentilly, France, Attention:
Chief Financial Officer or to our Company's headquarters in the U.S. at 1901 Landings Avenue, Mountain View, CA 94043, Attention: Chief Financial Officer.



                         Available Information



     ILOG has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form F-3 (together with all amendments, and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to ILOG and the shares offered hereby, reference is made to the Registration Statement.


     ILOG is subject to reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers, and in accordance therewith files reports, including annual reports on Form 20-F, and other information with the Commission. As a foreign private issuer, ILOG is exempt from the rules under the Exchange Act prescribing the furnishing and the content of proxy statements. Such reports and other information may also be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission at the address HTTP://WWW.SEC.GOV.


     ILOG will furnish the Depositary referred to under "American Depositary Shares" with annual reports in English, which will include a review of operations and annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP"). ILOG will also furnish the Depositary with quarterly reports in English, which will include unaudited quarterly consolidated financial information prepared in accordance with U.S. GAAP. The Depositary has agreed with ILOG that, upon receipt of such reports, it will promptly mail such reports to all record holders of ADSs. ILOG will also furnish to the Depositary summaries in English or an English version of all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders. The Depositary will arrange for the mailing of such documents to record holders of ADSs.

                               Prospectus Summary


    ILOG develops, markets and supports advanced software class components for user interface, resource optimization and data services functions. Our components are fundamental to the development of strategic business applications. By creating pre-built and pre-tested features to address these common software functions, our object oriented components reduce the time, cost and risk in the development process, and allow users to concentrate on value-added, business specific programming tasks. Our components provide high performance and scalability, run on the most popular Windows and Unix platforms and can be used for client-side, server-side or web development efforts. We also offer a range of consulting, customer training and maintenance services to supplement our components.

    Increasing global competition and rapid changes in technology are accelerating the demand for company specific strategic business applications to achieve competitive advantage. However, organizations face significant challenges in developing strategic business applications that can keep pace with this changing environment. These challenges include meeting the demand for new applications, adapting these applications as business needs evolve and taking advantage of new technologies such as distributed client server computing and the internet/intranet. The resulting large and increasing backlog of strategic business applications requires a software development approach that combines the advantages of pre-built and pre-tested packaged applications with the flexibility of internal software development. The emergence of object oriented technology allows for the creation of pre-built software class components that address common programming tasks, thus allowing programmers to shorten development time by combining these components with their own programming.

    ILOG's C, C++ and Java software class components address common strategic business software development needs. These needs include user interface, resource optimization and data services functions, such as information coordination among applications and databases. We believe that these common functions typically represent between 15% and 40% of the number of lines of code for strategic business applications. Our components can be purchased for integration into new or existing applications individually or in combination with other components.

    ILOG components are sold to end-user enterprises, independent software vendors ("ISVs") and original equipment manufacturers ("OEMs") that integrate our components into a specific strategic business application or into their own products. Our components are also sold through distributors, systems integrators and value added resellers ("VARs"). Sales are focused in the telecommunications, enterprise resource planning, aerospace and defense, transportation and manufacturing markets. While our sales have traditionally been concentrated in Europe, especially France, we are expanding our sales and marketing efforts to the U.S. and Asia through the addition of direct sales personnel and distributors. As of August 31, 1998, our components had been licensed to over 1,500 customers for development and/or deployment in a wide range of applications.


    ILOG was incorporated in Paris, France in April 1987. Our principal offices are located at 9, rue de Verdun, 94253 Gentilly, France. Our telephone number is (011 33) 1 49 08 35 00. We have a web site on the World Wide Web. ILOG's name together with its logo is registered as a trademark in France, the U.S. and certain other countries. This Prospectus also contains tradenames or trademarks of companies other than ILOG.

                                  Risk Factors



    This prospectus contains forward-looking statements within the meaning of section 27a of the Securities Act of 1933, as amended, and section 21e of the Securities Exchange Act of 1934, as amended. This means that actual results could be different from the anticipated results in the forward-looking statements because of the risk factors below. In addition to the other information contained and incorporated by reference in this prospectus, you should carefully consider the following factors in evaluating our business before purchasing the shares offered in this prospectus.



History of Losses; Accumulated Deficit; Future Operating Results Uncertain


    ILOG has had net losses in all but one of the last five fiscal years. As of June 30, 1998, we had accumulated losses of approximately $39.4 million. We may not be profitable in the future and we cannot predict future operating results. Future operating results will depend on many factors, including:

    - market growth for our object oriented components;

    - demand for our products and services;

    - the level of competition;

    - our success in expanding our direct sales force and indirect distribution channels;

    - our ability to develop and market new products and product enhancements; and

    - our ability to control costs.


Significant Period to Period Variability in Operating Results


    ILOG's operating results have varied significantly in the past and may do so in the future, both quarterly and annually, because of difference factors which we generally cannot control. These factors include:

    - demand for our products and services which varies for regional and local economic reasons;


    - the size, timing and structure of significant licenses by customers as, for example, revenues from SAP AG which affected the quarter ended March 31, and September 30, 1998;



    - cost overruns under our fixed price consulting contracts as was experienced with certain customers over the last year;



    - changes in the mix of products and services licensed or sold by us which mix shifted over the last year to more service revenues as a proportion of total revenues;



    - product life cycles which can be quite short as is the case for our CPLEX products;



    - pricing changes by us or by our competitors, as for example, for our CPLEX product line over the last year;


    - changes in product distibution (including the mix of direct and indirect channels) which has shifted over the last year to more indirect channels;


    - customer order deferrals or cancellations as was experienced in the quarter ended March 31, 1997; and


    - the grant and timing of research and development expense reimbursements by government agencies where there has been significant variability over the last few years.

    Our expenses are relatively fixed and are largely based on expectations of future revenues. If revenues are below expectations, expense levels could be disproportionately high as a percentage of total revenues, and our operating results would be immediately and adversely affected. ILOG generally operates with little backlog because our products are invariably shipped as orders are received. As a result, revenues from license fees in any quarter are substantially dependent on orders booked and shipped in that quarter and on sales by our distributors and other resellers. Sales through indirect channels are harder to predict and may have lower margins than direct sales. We believe that the purchase of our products is quite discretionary and often involves a significant financial commitment from customers. Therefore, any downturn in a customer's business would impact our revenues and quarterly results. In addition, we generally receive a substantial amount of our revenues from sales booked and shipped in the last month of a quarter such that the amount of a quarter's revenues may not be known until late in a particular quarter. Revenues are difficult to forecast because the market for our products is rapidly evolving. We may choose to reduce prices or increase spending in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require us to invest significantly greater resources in research and development efforts, our future operating results may be adversely affected.


Market Acceptance of Object Oriented Technology


    ILOG designs its products for object oriented software application development. The technology, development style and programming languages of object oriented appreciations differ from those used in traditional software applications. Object oriented technology allows for more code to be re-used than do traditional technologies. Object oriented languages offer more capabilities but require greater discipline and attention to detail from developers. In addition, object oriented modeling and analysis techniques are more sophisticated than traditional techniques. To change a software application written in a traditional programming language into an object oriented application involves major re-design. In many cases, every line of code would have to be re-written. Our growth depends upon continued growth of the market for, object oriented technology. The acceptance of object oriented technology depends upon the widespread adoption of object oriented programming, which remains uncertain. Object oriented programming is a methodology in which the programmer can define not only data types, but also procedures that are automatically associatied with them. The number of software developers using object oriented technology is still relatively small. The adoption of object oriented technology by traditional software programmers requires significant reorientation and the acceptance of object oriented technology may not expand beyond sophisticated programmers who were early adopters of the technology. Furthermore, potential customers may not be willing to make the investment required to retrain programmers to build software using object oriented technology rather than structured programming techniques or other technologies.

    The market for object oriented technology has lack of standards and numerous competitors in the areas of components, methodology and services. Our future success will depend in part upon the development of standards that our products address. We may not be able to respond effectively to the evolving requirements of the market. For example, to date we have focused our efforts on the C, C++ and Java programming languages. If these languages lose acceptance in the marketplace or are replaced by other advanced languages, our business, will be material adversely affected.


Adoption by Customers of our Components for Software Development.


    ILOG's future growth depends upon market acceptance of its products. To date, many of our customers have licensed only small quantities of our components, and these customers may not license additional components from us or broadly implement object oriented technology. Industry data indicates that many complex software development projects are abandoned before completion or fail to satisfy user requirements, often after much money and time have been spent. While we believe that our components and services can increase the chances of success of a software development project the software industry has a high failure rate and our customers may not be successful when using our products and services. Any publicized performance problems relating to object oriented technology or products offered by us or by any of our competitors could also slow down customer adoption of our products.


Risks Associated With Sales Cycle


    ILOG's sales cycle is generally three to six months or more and changes from customer to customer. Due in part to the strategic nature of our products, potential customers are typically cautious in making product acquisition decisions. The decision to license our products generally requires us to educate prospective customers regarding the uses and benefits of our products, and we often commit substantial presales support and consulting resources. We have found it difficult to provide consulting resources because of a lack of trained personnel, which may cause sales cycles to be lengthened or result in the loss of sales.

    Sales of licenses involve risks over which we have little or no control, including:

    - customers' budgetary constraints;

    - customers' internal acceptance reviews;

    - the success and continued internal support of customers' own development efforts;

    - the efforts of distributors; and

    - the possibility of cancellation of projects by customers.

The uncertain outcome of our sales efforts and the length of our sales cycles could result in substantial changes in operating results. If sales forecasted from a specific customer for a particular quarter are not realized in that quarter, we would be unlikely to be able to generate revenues from other customers in time to compensate for the shortfall. As a result, and due to the relatively large size of some orders, a lost or delayed sale could unfavorably impact our quarterly operating results.


Risk of Loss of Government Research and Development Funding



    ILOG has received significant research and development funding from the European Union and, to a lesser extent, agencies of the French government, which approximated $2.5 million in 1996, $388,000 in 1997 and $688,000 in 1998.
Such funding has reduced our reported research and development expenses. Relevant authorities award research and development funding on a discretionary basis based on applications made by ILOG for specific product related projects.

We have contracts that provide for research and development funds through March 2001. However, future grants may not be made. Failure to receive future funding, a reduction in existing levels of funding, or delays in receipt of additional funding may cause our research and development expenses to increase and may adversely affect our operating results.


Seasonality of Operating Results


    A majority of our sales have historically come from Europe. Similar to many companies with sales outside of the U.S., we generally realize lower revenues (i) in the September quarter than in the immediately preceding quarter due primarily to less economic activity in Europe in the summer months; and (ii) to a lesser extent, in the March quarter compared to the immediately preceding quarter due to the concentration by some customers of purchases in the fourth quarter of the calendar year, and their consequently lower purchasing activity during the following quarter.


Rapid Technological Change and Introduction of New Products and Product
  Enhancements



    The market for our products and services is one of rapid technological change, dynamic customer needs and frequent introductions of new products and product enhancements. Customer requirements for products can change rapidly as a result of innovations or changes within the computer hardware and software industries, the introduction of new products and technologies (including new hardware platforms and programming languages) and the emergence, evolution or widespread adoption of industry standards. Also the shift to Java over the last couple of years has resulted in our offering Java versions of our products. We may not be able to modify our products and services to address new requirements and standards. The actual or anticipated introduction of new products, as for example, products and technologies acquired from CPLEX in August 1997 resulted in some reformulation of our product offerings. Technology and industry standards can make existing products obsolete or unmarketable or result in delays in the purchase of such products. As a result, the life cycles of our products are difficult to estimate. We must respond to developments rapidly and make substantial product development investments. Any failure by us to anticipate or respond adequately to technology developments and customer requirements, or any significant delays in product development or introduction, could result in loss of competitiveness and/or revenues. As is customary in the software industry, we have previously experienced delays in introducing new products and features, and we may experience such delays in the future.



Product Concentration Risk


    ILOG currently generates approximately 68% of its total license fees from the ILOG Views and ILOG Solver product families. We expect that revenues from these two product families will continue to represent a substantial portion of our total license fees for the foreseeable future. Therefore, any factor adversely affecting licenses of either ILOG Views or ILOG Solver would have a negative effect on our business.

Competition


    ILOG's present direct competitors include private and public companies such as Dash Associates Limited, Dynatech Corporation, IBM, Neuron Data, Inc., SL Corporation and Template Software, Inc. In addition, virtually all of our customers have significant investments in their existing solutions and have the resources necessary to improve existing products and to develop future products. These customers have or may develop and incorporate competing technologies into their systems, thereby replacing our current or proposed components. This would eliminate their need for our services and components and limit future opportunities for us. We therefore are required to persuade our customers' development personnel to outsource the development of their software and to provide products and solutions to these customers that cost-effectively compete with their internally developed products. We expect to face additional competition from other established and emerging companies if the market for our components continues to grow. Furthermore, current and potential competitors have established or may establish alliances to increase the ability of their products to address the needs of our prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly gain significant market share. New or enhanced products introduced by competitors could increase the competition faced by our products. Increased competition could result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could adversely affect our business. We may not be able to maintain profitable prices for our products.

    Some of our competitors have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings and a larger installed base of customers than we do. In addition, our competitors may have well-established relationships with our current and potential customers. Therefore, such competitors may be able to devote greater resources to the development, promotion and sale of their products. They may have more direct access to corporate decision-makers based on previous relationships and they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. We may not be able to compete successfully against current or future competitors which may adversely affect our business.


Dependence upon Development of Sales and Marketing Force



    We have significantly invested in recent years in expanding our sales and marketing force, primarily in the U.S. and Asia. We plan to continue to expand our sales and marketing force. Our future success will depend in part upon the productivity of our sales and marketing force and our ability to continue to attract, integrate, train, motivate and retain new sales and marketing personnel. Over the last few years we have grown our sales force in the United States and due to employee turnover and reorganization we have experienced results below management objectives and expectations for the region. Our recent and planned investment in sales and marketing may not ultimately be successful and any incremental revenues generated may exceed the significant incremental costs of these efforts. In addition, our sales and marketing force may not be able to compete successfully against the significantly more extensive and better funded sales and marketing operations of many of our current and potential competitors.


Dependence on Key Personnel


    ILOG's future success will depend in significant part upon the continued service of our key technical, sales and senior management personnel, including our President and Chief Executive Officer, Pierre Haren. We particularly depend upon our technical personnel with expertise in object oriented technology. The loss of the services of one or more of our key employees would have an adverse effect. We will need to attract, integrate, train, motivate and retain highly qualified technical, sales and managerial personnel. We may not be able to do so. Competition for such personnel is intense, especially the competition for technical personnel with expertise in object oriented technology. We expect that such competition will continue for the foreseeable future, and may intensify. If we cannot hire qualified personnel in the future, our business, and financial condition would suffer. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive and could have an adverse effect on our business.

    The addition and assimilation of new personnel may be made more difficult because our research and development personnel are located primarily in France, and our sales and marketing activities are located on three continents. This requires the coordination of organizations separated by geography and time zones, and the interaction of personnel with disparate business backgrounds, languages and cultures.


Risks Associated with Worldwide Operations


    ILOG's engineering and research and development operations are located in France except for the CPLEX products which are developed in Incline Village, Nevada, and our sales and marketing operations are located on three continents. The geographic distance between these locations has in the past led, and could in the future lead, to logistical and communications difficulties. The geographic, time zone, language and cultural differences between our French, North American and Asia personnel and operations may result in problems that affect our business. Further, our operations may be directly affected by economic and political conditions in the countries where we do business.

    We expect to commit additional time and resources to expanding our worldwide sales and marketing activities, localizing our products for selected markets and developing local sales and support channels. These efforts may not be successful. Worldwide operations involve a number of risks, including:

    - the costs of localizing products for different countries;

    - longer accounts receivable collection periods in certain geographic regions, especially Europe;

    - unexpected changes in regulations;

    - dependence on independent resellers and technology standards;

    - import and export restrictions and tariffs;

    - difficulties and costs of staffing and managing international operations;

    - potentially adverse tax consequences;

    - political instability;

    - the burdens of complying with multiple, potentially conflicting laws; and

    - the impact of business cycles and regional economic instability.

Approximately 28% of our sales in 1998 were denominated in French francs, with the remainder in U.S. dollars and, to a lesser extent, Singapore dollars and other currencies. An increase in the value of the French franc relative to foreign currencies could make our products more expensive and, therefore, less competitive in other markets.


High Growth Rate of Employees and Operational Size


    ILOG has recently experienced a period of growth in revenues that has placed a significant strain on our management systems and resources. In addition, the size of our staff increased from 281 to 398 employees during 1998. Further increases in the number of employees are anticipated in 1999. Much of this growth has occurred and will occur in North America and Asia, thus increasing our need for information and communication systems. Our ability to manage any future growth effectively will require us to continue to improve our operational, financial and management controls, accounting and reporting systems and procedures and other internal processes. We may not be able to make such improvements in an efficient and timely manner and our business would suffer as a result.


Acquisitions


    In August 1997, we acquired the business of CPLEX Optimization, Inc. ("CPLEX") which developed and marketed linear based optimization libraries written in the C programming language, with operations in Incline Village, Nevada. The acquisition was made in exchange for 1,700,000 Company shares, $10 million cash and $5 million of promissory notes. In 1998 we began integrating the CPLEX business into our operations. This process may result in unforeseen operating difficulties and could absorb significant management time and/or expenditures that would otherwise be available for the ongoing development of our business. In August 1998, we also acquired Compass Modeling Solutions, Inc. ("Compass") in Reno, Nevada a small value added reseller of CPLEX products in exchange for 51,852 of our shares.

    We may pursue other acquisitions of complementary product lines, technologies or businesses. Acquisitions could result in our issuing more shares which would decrease the ownership of existing shareholders, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets. These items could adversely affect our profitability. In addition, acquisitions, such as CPLEX, involve numerous risks, including:

    - difficulties in assimilating operations, technologies and products of the acquired companies;

    - the diversion of management's attention from other business concerns;

    - risks of entering markets in which we may have limited direct prior experience;

    - operating companies in different geographical locations with different cultures; and

    - the potential loss of key employees of the acquired company.

There are currently no agreements concerning acquisitions of businesses.


Risk of Software Defects; Product Liability


    As a result of their complexity, software products frequently contain undetected errors or failures, especially when first introduced or when new versions or enhancements are released. Despite testing by us and testing and use by customers, errors may still be found in new products released by us in the future. Such errors could result in significant losses for us or a customer, especially if such errors occur in strategic applications. Such errors could also result in reduced market acceptance of our products. Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and other claims. It is possible, however, that the limitation of liability provisions contained in such agreements, especially unsigned "shrink-wrap" licenses, may not be valid under the laws of certain jurisdictions. We currently have limited insurance against product liability risks or errors or omissions coverage. Additional insurance may not be available to us on commercially reasonable terms or at all. A product liability claim or claim for economic loss brought against us could have an adverse effect on our financial condition.


Currency Changes


    ILOG publishes its financial statements in U.S. dollars. We have a large part of our expenses in French francs, especially research and development expenses. A large part of our revenues are denominated in French francs, with the remainder in U.S. dollars and, to a lesser extent, Singapore dollars and other currencies. Changes in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar amounts to vary from one period to another. Due to the number of currencies involved, the constantly changing revenue and expense currency mix and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. To date, we have not undertaken hedging transactions to cover our currency transaction exposure but we may undertake such transactions in a limited manner in the future.


Protection of Intellectual Property


    ILOG's success is heavily dependent upon the intellectual property and technologies it owns. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and agreements to protect our proprietary technology. For example, we license our software by signed license agreements and, to a lesser extent, "shrink-wrap" and "click-wrap" licenses, which impose certain restrictions on the customers ability to use the software. In addition, we try to avoid disclosure of our trade secrets, including requiring those persons with access to our proprietary information to sign confidentiality agreements with us and restricting access to our source codes. We try to protect our software, documentation and other written materials under the laws relating to trade secrets and copyright, which afford only limited protection. We have no patents or pending patent applications.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or use aspects of our products or obtain or use information that we regard as proprietary. Policing unauthorized use of our products is difficult. The laws of many jurisdictions do not protect our proprietary rights as much as the laws of France and the U.S. In particular, "shrink-wrap" licenses may be unenforceable under the laws of certain jurisdictions, and copyright and trade secret protection for software may be unavailable in certain countries. Under French intellectual property laws, rights over software are not patentable but are protected under copyright law and infringements by third parties can be prevented. Our means of protecting our proprietary rights may not be adequate. Even if we could protect our rights, our competitors may independently develop similar technology.

    We may receive future communications from third parties claiming that our products infringe their proprietary rights. Licenses to disputed technology rights of others may not be available on reasonable commercial terms, if at all. In addition, we may initiate claims or litigation against others for infringement of our proprietary rights or to establish the validity of our proprietary rights. Such litigation could be expensive and divert our personnel from productive tasks. If we lose in any such litigation, we might have to pay substantial money damages, stop the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to non-infringing technology. If there is a successful claim against us and we fail to develop or license a substitute technology, our business would be adversely affected. As the number of software products increases and the functionality of these products further overlaps, we believe that software developers may become more exposed to infringement claims. Any such claims against us, as well as claims made by us against others, could be time consuming and expensive to defend or prosecute and to resolve.


Volatility of Share Price


    The market price of our ADS has greatly varied and this may continue. In particular, the price of our ADSs could widely fluctuate in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, and downturns in the economy of regions in which we do business. Many of these factors are beyond our control. In some future quarters our operating results may be below expectations of public market analysts and investors. In such event, the price of our ADSs would then likely drop significantly. The stock market has experienced volatility that has particularly affected the market prices of shares of many technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, have and may continue to adversely affect the market price of our ADSs.


Control by Officers and Directors; Factors Inhibiting Takeover


     As of September 30, 1998, our executive officers and directors and persons affiliated with them effectively owned approximately 46% of ILOG's Shares. As a result, such persons and entities, acting together, will have the ability to control ILOG and direct its affairs and business. This concentrated ownership of our Shares may result in delaying, deferring or preventing a change in control of ILOG.


     Pursuant to our charter or STATUTS, the members of our Board of Directors each serve for a three-year term. One-third of the directors are elected every year, which may make it more difficult for our shareholders to replace the Board of Directors. The Board of Directors has also been authorized by our shareholders to increase our share capital in a tender offer or exchange offer for the securities of ILOG, which could have an anti-takeover effect.



Enforceability of U.S. Judgments Against French Corporations, Directors and
  Officers


    Judgments of U.S. courts, including judgments against ILOG or its directors or officers, based on the civil liability provisions of the federal securities laws of the U.S. may not be enforceable in the Republic of France.

No Dividends


    We have not paid any cash dividends on our share capital to date. We currently anticipate that we will keep any future earnings for use in our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any dividend would be paid in French francs and under the French Company Law (the "French Law") and our STATUTS, may only be paid from pre-consolidated net income, as increased or reduced by any net income or loss of ILOG carried forward from prior years.


Certain Matters Related to French Companies


    As a French SOCIETE ANONYME, we need to comply with certain requirements not generally applicable to U.S. corporations. For example, holders of ADSs will be subject to voting procedures that are more complicated than for U.S. jurisdictions. Our ability to increase our share capital depends on shareholder approval at a shareholders' meeting. Shareholders must approve any issuances of shares in a merger, or an acquisition of assets in exchange for our shares. In the case of an extraordinary general meeting, the presence, in person or by proxy, of shareholders holding one-third of the Shares upon first notice and one-quarter of the Shares upon second notice is required for a quorum. The complicated voting procedures under French Law, coupled with the increasing practice of ADS holders not to exercise their voting rights, may prevent us from obtaining a quorum for future shareholders' meetings. This may impair our ability to take any action that requires shareholder approval.


Year 2000 Compliance Risks


    We are aware that many currently installed information technology ("IT") systems, such as computer systems and software products, as well as non-IT systems that include embedded technology, were not designed to correctly process dates after December 31, 1999. Our own component products have been determined by us to be "Year 2000" compliant, although the customer applications into which they are integrated may not be Year 2000 compliant.

    We are also assessing the impact of such Year 2000 issues on our internal IT and non-IT systems as well as on our customers, suppliers and service providers. We plan to implement a new accounting system in 1999 and believe that this will help us ensure that our own internal IT systems will be Year 2000 compliant. We estimate that the expenses we have incurred to date to address Year 2000 issues have not been material and, although we have not completed a full assessment of our Year 2000 readiness, we do not expect to incur major expenses in this regard.

    To date we have not identified any significant areas of non-compliance of our products or IT systems and we expect that the assessment and plans for remedial action for all of our products and non-IT systems will be completed by the end of 1999. Further, we anticipate receiving assurances from our key suppliers and service providers in addressing any Year 2000 issues which may affect us, in particular from utility companies, telecommunication service providers and other mission critical service providers that are outside our control. Therefore, it may be difficult for us to ensure Year 2000 readiness from such third parties. Considering the complex interrelationships among Year 2000 issues both internal and external to us, we cannot be sure that we will be able to identify and accurately evaluate all Year 2000 issues and that unresolved or undetected internal and external Year 2000 issues will not have a major adverse effect on our business and financial condition.

    If any customers, suppliers or service providers fail to appropriately address their Year 2000 issues, such failure could have an adverse effect on our business, financial condition and results of operation. For example, because a significant percentage of the purchase orders received from our customers are computer generated, a failure of one or more of the computer systems of our customers could have a significant adverse effect on the level and timing of orders from such customers. Similarly, if Year 2000 problems are experienced by any of our significant suppliers or service providers, such problems could cause or contribute to delays or interruptions in the delivery of products or services to us.

    We may develop contingency plans if we do not timely complete all of our remediation programs. Such contingency plans may also address Year 2000 issues relating to third parties who provide goods or services essential to our business but fail to appropriately address their Year 2000 issues. Even if these plans are completed on time and put in place, we cannot be sure that unresolved or undetected internal and/or external Year 2000 issues will not have an adverse effect on our business, financial condition and results of operations.

    Finally, disruption in the economy generally resulting from Year 2000 issues could also affect us.


Introduction of the Euro


    The Euro is scheduled to be introduced on January 1, 1999 in eleven European Monetary Union countries including France where we have our headquarters and where a significant part of our worldwide operations is based, and in Germany and Spain where we have sales subsidiaries. Existing currencies however will continue to be used as legal tender through January 1, 2002. We believe that the introduction of the Euro will simplify the conduct of our business in the above countries over time, however changes and/or improvements will need to be made to our accounting and related internal systems.

    We have commenced planning and the training of our personnel to handle the currency change and we are also assessing the impact of the Euro on our internal IT and non-IT systems. We plan to implement a new accounting system in 1999 and to modify certain existing systems to accommodate the introduction of the Euro. We believe that such systems and system modifications will help us to meet the accounting and reporting requirements of the new currency.

    We do not expect to have to make major investments, other than in IT systems, to handle the changeover. However, we cannot be sure that new systems will be introduced or existing systems modified in a timely and/or effective manner such that we will be able to properly handle the changeover to the Euro without causing a disruption to our business processes and operations. This may result in an unfavorable impact on our business, financial condition and results of operations.

                   Enforceability of Civil Liabilities



     ILOG is a French societe anonyme (a form of limited liability company), organized under the laws of The Republic of France. The majority of ILOG's directors and officers and certain of the experts named in this prospectus are non-residents of the U.S., and a substantial portion of the assets of ILOG and such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce against them or against ILOG judgments of courts of the U.S. predicated upon the civil liability provisions of the federal securities laws of the U.S. ILOG has been advised by Stibbe Simont Monahan Duhot & Giroux, its French counsel, that if an original action is brought in the Republic of France, predicated solely upon the U.S. federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought and that actions for enforcement of judgments of U.S. courts, rendered against the French persons referred to above, would require such French persons to waive their right under Article 15 of the French Civil Code to be sued in the Republic of France only. ILOG believes that no such French persons have waived such right. In addition, actions in the U.S. under the U.S. federal securities laws or otherwise could be affected under certain circumstance by the French Law of July 16, 1980, which may preclude or restrict the obtaining of evidence in the Republic of France or from French persons in connection with such actions.



                           American Depositary Shares



    Pursuant to a program sponsored by us, ordinary shares of ILOG are traded in the United States in the form of American Depositary Shares ("ADSs"). Each ADS represents one Share placed on deposit with Morgan Guaranty Trust Company of New York, as depositary (the "Depositary") and issued and delivered by the Depositary through its principal office in New York City at 60 Wall Street, (36(th) Floor), New York, New York 10260. Under the Deposit Agreement, dated February 13, 1997 and amended on August 13, 1998, among ILOG, the Depositary and the holders from time to time of ADSs, Shares may be deposited with the Paris office of Banque Paribas, as custodian, or any successors or to such Custodian. The Depositary provides a variety of services to registered holders of American Depositary Receipts, as more fully described in the Deposit Agreement which was filed as an exhibit to our Registration Statement on Form F-6 with the Securities and Exchange Commission on January 30, 1997 and amended on August 13, 1998.

                                Use of Proceeds



    ILOG will not receive any proceeds from the sale of the ADSs offered hereby.



                              Selling Shareholders



    The selling shareholders acquired the ADSs offered hereby in connection with the merger of Compass into ILOG, Inc. effective as of August 31, 1998.



    The following table sets forth certain information known to ILOG with respect to the beneficial ownership of ILOG's Shares as of October 31, 1998 by the selling shareholders (without regard to shares sold by such person pursuant to this Prospectus). The following table assumes the selling shareholders sell all of the ADSs offered hereby. ILOG is unable to determine the exact number of Shares that will actually be sold.


                                                                    SHARES BENEFICIALLY OWNED
                                                                       PRIOR TO OFFERING(1)                    SHARES OWNED
                                                                    --------------------------  SHARES BEING       AFTER
                                                                      NUMBER        PERCENT      OFFERED (2)     OFFERING
                                                                    -----------  -------------  -------------  -------------
Daniel Fylstra....................................................      28,614             *         20,514          8,100
Robert Fourer.....................................................       4,559             *          4,559             --
Joseph Hootman(1).................................................       2,959             *          1,706          1,253

------------------------

*   Represents less than 1% of the outstanding Shares

(1) Shares subject to options that are currently exercisable or exercisable within 60 days of September 30, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.


(2) Each selling shareholder above is having only ILOG's Shares received by them in connection with the Merger of Compass into ILOG, Inc. registered hereon. ILOG is unaware of whether such selling shareholders intend to sell any, some or all of such Shares. None, some or all of such Shares may be sold.



                              Plan of Distribution



    The ADSs offered hereby are being offered directly by the selling shareholders. ILOG has been advised by the selling shareholders that they may sell all of the ADSs offered hereby from time to time during the 1 year period following the date of this Prospectus in the over-the-counter market and that sales will be made at prices prevailing at the times of such sales. The selling shareholders may also make private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling shareholders and any underwriter, dealer or agent who participate in the distribution of such ADSs may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act.



    Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders (and, if acting as agent for the purchaser of such ADSs, from such purchaser). Usual and customary brokerage fees will be paid by the selling shareholders. Broker-dealers may agree with the selling shareholders to sell a specified number of ADSs at a stipulated price per ADSs, and, to the extent such a broker-dealer is unable to do so acting as agent for the any of the selling shareholders, to purchase as principal any unsold ADSs at the price required to fulfill the broker-dealer commitment to any of the selling shareholders. Broker-dealers who acquire ADSs as principal may thereafter resell such ADSs from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such ADSs commissions computed as described above.



    ILOG has advised the selling shareholders that the anti-manipulative Rules 10b-6 and 10b-7 under the Exchange Act may apply to sales in the market, has furnished the selling shareholders with a copy of these Rules and has informed the selling shareholders of the need for delivery of copies of this Prospectus. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the ADSs against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such ADSs, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.


    In order to comply with the securities laws of certain states, if applicable, the ADSs will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the ADSs may not be sold unless such ADSs have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    At the time a particular offer of the Shares registered hereunder is made, if required, a Prospectus Supplement will be distributed that will set forth the number of ADSs being offered and the terms of the offering including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter for securities purchased from, any discount, commission and other item constituting compensation and any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.


    There can be no assurance that the selling shareholders will sell all or any of the ADSs offered hereunder.



                                 Legal Matters



    The validity of the Shares corresponding to the ADSs offered hereby will be passed upon for ILOG by Stibbe Simont Monahan Duhot & Giroux, French counsel to ILOG.



                                    Experts



    The consolidated financial statements of ILOG S.A. incorporated by reference in ILOG's Annual Report (Form 20-F) for the year ended June 30, 1998, have been audited by Ernst & Young Audit, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                   ILOG S.A.
                                    Part II
                     Information Not Required in Prospectus



Item 14.  Other Expenses of Issuance and Distribution.


Registration fee--Securities and Exchange Commission................  $      66
Accountant's fees...................................................  $   1,000
Legal fees..........................................................  $   5,000
Miscellaneous.......................................................  $   1,000
                                                                      ---------
Total...............................................................  $   7,066
                                                                      ---------
                                                                      ---------


    All of the above expenses will be paid by ILOG.



Item 15.  Indemnification of Directors and Officers.



    French law prohibits ILOG from entering into indemnification agreements with its directors and officers providing for limitations on personal liability for damages and other costs and expenses that may be incurred by directors and officers arising out of or related to acts or omissions in such capacity. French law also prohibits the status of ILOG from providing for the limitation of liability of a member of the Board of Directors. These prohibitions may adversely affect the ability of ILOG to attract and retain directors. Generally, under French law, directors and officers will not be held personally liable for decisions taken diligently and in the corporate interest of ILOG.



    ILOG has entered into an agreement with each of its directors, its Chairman and Chief Executive Officer, its Chief Operating Officer, its Chief Financial Officer and other members of senior management designated by the Board of Directors pursuant to which ILOG agreed to contract for and maintain liability insurance against liabilities which may be incurred by such persons in their respective capacities, including liabilities which may be incurred under the U.S. federal and state securities laws, subject to certain limitations. ILOG believes that entering into such agreements and maintaining appropriate liability insurance for its directors and officers will assist ILOG in attracting and retaining qualified individuals to serve as directors and officers.



Item 16.  Exhibits.


 EXHIBIT NO.   EXHIBIT
-------------  -------------------------------------------------------------------------------
        5.1    Opinion of Stibbe Simont Monahan Duhot & Giroux*
       23.1    Consent of Ernst & Young Audit
       23.2    Consent of Stibbe Simont Monahan Duhot & Giroux (contained in Exhibit 5.1)

*Filed Previously

Item 17.  Undertakings

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, amended;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of any employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   Signatures


    The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Amendment No. 2 to Form F-3 and has duly caused the amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View on December 30, 1998



                                ILOG S.A.

                                By:             /s/ PIERRE HAREN*
                                     -----------------------------------------
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER





    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-3 has been signed by the following persons in the capacities indicated and on the dates indicated.



          SIGNATURE                       TITLE
------------------------------  --------------------------

       /s/ PIERRE HAREN*
------------------------------  Chairman and Chief
         Pierre Haren             Executive Officer

------------------------------  Chief Technology Officer
        Patrick Albert

      /s/ STUART BAGSHAW*
------------------------------  Chief Operating Officer
        Stuart Bagshaw

------------------------------  Director and Technology
       Dr. Robert Bixby           Fellow

      /s/ EDOUARD EFIRA*        Executive Vice President,
------------------------------    International Strategic
        Edouard Efira             Alliances

    /s/ ROGER FRIEDBERGER
------------------------------  Chief Financial Officer
      Roger Friedberger


                                      II-3

          SIGNATURE                       TITLE
------------------------------  --------------------------

    /s/ TODD LOWE*              Director and Executive
------------------------------    Vice President, CPLEX
          Todd Lowe               and ILOG Direct

    /s/ JEAN POMMIER*
------------------------------  Vice President, Worldwide
         Jean Pommier             Professional Services

    /s/ WILLIAM SCULL*
------------------------------  Vice President of
        William Scull             Worldwide Marketing

------------------------------  Director
        Pascal Brandys

    /s/ PHILIPPE CLAUDE*
------------------------------  Director
       Philippe Claude

     /s/ MARC FOURIER*
------------------------------  Director
        Marc Fourier

------------------------------  Director
   Jean-Francois Abramatic

    /s/ FREDRIC HARMAN*
------------------------------  Director
        Fredric Harman

      /s/ STUART BAGSHAW*
------------------------------  Authorized Representative
        Stuart Bagshaw            in the U.S.

* By  /s/ Roger Friedberger
    --------------------------
        Roger Friedberger
        (Attorney-in-fact)




                                      II-4